Exhibit C

JOINT FILING AGREEMENT

The undersigned agree as follows:

(i) each of them is individually eligible to use the Amendment No. 9 to Schedule 13D to which this Exhibit is attached, and such Amendment No. 9 to Schedule 13D is filed on behalf of each of them; and

(ii) each of them is responsible for the timely filing of such Amendment No. 9 to Schedule 13D, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: May 13, 2019	JCH CRENSHAW HOLDINGS, LLC

	By:	/s/ J. Casey Crenshaw
	Name:	J. Casey Crenshaw
	Title:	President

/s/ J. Casey Crenshaw
J. Casey Crenshaw

C-1